

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 7, 2010

Mr. Terry W. Rathert
Executive Vice President and Chief Financial Officer
Newfield Exploration Company
363 North Sam Houston Parkway East, Suite 100,
Houston, Texas 77060

      Re: Newfield Exploration Company
               Form 10-K
               Filed February 26, 2010
               Response Letter Dated July 29, 2010
               File No. 001-12534

Dear Mr. Rathert:

      We have completed our review of your filings and do not have any further comments at this time.

                             Sincerely,

                             H. Roger Schwall
                             Assistant Director